UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on ALVARION’S BREEZEMAX NOW ENABLES PRIMARY VOICE SERVICES OVER WIMAX. dated October 30, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            ALVARION LTD.

Date: November 1st, 2006                       By: /s/ Dafna Gruber
                                Name: Dafna Gruber
                                Title:   CFO

                                        EXHIBIT 1
Contacts
Dafna Gruber, CFO              Carmen Deville
+972 3 645 6252            +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com  carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION’S BREEZEMAX NOW ENABLES PRIMARY

VOICE SERVICES OVER WIMAX

Ability to Leverage Existing TDM Infrastructure Means Carriers

Can Adopt WiMAX as Basic Network Strategy

African Operators Already Building Networks

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TEL AVIV, Israel, October 30, 2006 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced the availability of primary voice services over WiMAX enabled by the latest edition of BreezeMAX, Alvarion’s award-winning and market leading WiMAX Certified™ system. This ability to deliver primary voice services using existing TDM infrastructure, in addition to its broadband service capabilities, means incumbent (ILECs) and competitive local exchange carriers (CLECs) can adopt WiMAX as their basic network strategy. As the first commercial WiMAX system to support V5.2 interfaces, coupled with its existing VoIP capabilities, BreezeMAX can now interface directly with both legacy and next generation voice networks according to carrier needs.

Over the past few months, the primary voice services of BreezeMAX have been tested with carriers in Africa and South America, and approved as interoperable with various vendors’ Class 5 switches. As a result of these trials, two operators in Africa are today leveraging their TDM switches by deploying this BreezeMAX voice and data solution. In addition, operators in Latin America are evaluating the solution for deployment in urban areas to cover unserved areas.

“Alternative and incumbent carriers can now use WiMAX to open their networks to major technology evolution in terms of applications,” said Rudy Leser, Alvarion's corporate vice president of strategy and marketing. “By adopting WiMAX as their network strategy, carriers will enjoy 4G applications as well as significant capital and operating costs savings. We are seeing strong demand for this type of open infrastructure solution where new services can be made available while moving to services such as voice over IP.”

Primary voice over WiMAX capability is of particular interest to innovative challengers looking to provide voice services, along with broadband, to areas with little or no existing telecom infrastructure.  Alvarion voice and broadband data WiMAX networks can be built quickly and without heavy investments in a full scale VoIP network as it can be deployed using the existing TDM infrastructure capacity of V5.2 legacy switches.

In addition, the BreezeMAX integrated voice CPE includes one or two voice lines and battery backup which works to benefit VoIP network operators with its fast and seamless integration for residential and SOHO market segment. Commercially available in an outdoor version today, the new CPE will be available as an indoor, self-install version in Q2 2007.

About Alvarion
With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM networks to developing countries and other hard to serve areas.

Leading the WiMAX market with the most widely deployed WiMAX system in the world, Alvarion has the most extensive networks deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.